Exhibit 24

GROWN ROGUE INTERNATIONAL INC.

For use at the Annual and Special Meeting of Shareholders
to be held on September 14, 2023

This Proxy is solicited by the management of Grown Rogue International Inc. (the “Corporation”) in connection with the notice of annual and special meeting of the shareholders to be held on the 14th day of September, 2023 (the “Notice of Meeting”). The undersigned shareholder of the Corporation hereby appoints Stephen Gledhill, a director of the Corporation, or failing him, Ryan Kee, the Chief Financial Officer and Corporate Secretary of the Corporation, or instead of any of them the following appointee ________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Corporation (the “Meeting”) to be held at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario M5H 3S1 on the 14th day of September, 2023, at the hour of 11:00 a.m. (Eastern Daylight Time), and at any adjournment or adjournments thereof. Without limiting the general authorization and power hereby given, all the common shares in the capital of the Corporation (collectively, the “Shares”) registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or adjournments thereof in such manner as the person above named may see fit. If no choice is specified, the proxy shall vote in favour of the motions proposed to be made at the Meeting.

1.	FOR	☐	THE ELECTION OF J. OBIE STRICKLER AS A DIRECTOR OF THE CORPORATION.
	WITHHOLD	☐

2.	FOR	☐	THE ELECTION OF ABHILASH PATEL AS A DIRECTOR OF THE CORPORATION.
	WITHHOLD	☐

3.	FOR	☐	THE ELECTION OF STEPHEN GLEDHILL AS A DIRECTOR OF THE CORPORATION.
	WITHHOLD	☐

4.	FOR	☐	THE ELECTION OF SEAN CONACHER AS A DIRECTOR OF THE CORPORATION.
	WITHHOLD	☐

5.	FOR	☐	THE ELECTION OF RYAN KEE AS A DIRECTOR OF THE CORPORATION.
	WITHHOLD	☐

6.	FOR	☐	TO APPOINT TURNER, STONE & COMPANY, L.L.P. AS THE INDEPENDENT AUDITORS OF THE CORPORATION UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND AUTHORIZE THE DIRECTORS TO FIX THE AUDITORS’ REMUNERATION.
	WITHHOLD	☐

7.	FOR	☐	TO CONSIDER AND, IF DEEMED ADVISABLE, TO PASS, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION RE-APPROVING THE CORPORATION’S LONG-TERM EQUITY BASED INCENTIVE PLAN.
	AGAINST	☐

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by the Corporation’s transfer agent, Capital Transfer Agency ULC, 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2, Fax Number: 416.350.5008, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this	day of	, 2023.

To vote online, please go to: www.capitaltransferagency.com/voteproxy

SIGNATURE OF SHAREHOLDER

Proxy Control Number:	* SPECIMEN *
NAME OF SHAREHOLDER

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 UNITED STATES
NUMBER OF SHARES HELD

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

1.	The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.

2.	Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3.	Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4.	If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5.	If the shareholder appoints any of the persons designated above, including persons other than the management designees, as proxy to attend and act at the Meeting:

(a)	the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b)	where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and.

(c)	IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.

NOTICE AND ACCESS

The Canadian Securities Regulators have adopted new rules effective for meetings held after March 1, 2013, which permit the use of notice-and-access for proxy solicitation instead of traditional physical delivery of proxy material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis (“MD&A”), on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on at the Meeting is in the Information Circular under the heading “Matters to be Acted Upon at the Meeting”. You should review the Information Circular before voting.

The Corporation has elected to utilize notice-and-access and provide you with the Meeting materials which are available electronically on www.sedar.com and also on the website of the Corporation’s transfer agent, Capital Transfer Agency: www.capitaltransferagency.ca

If you wish to receive a paper copy of the Meeting materials or have any questions about notice-and-access, please call 1.844.499.4482. In order to receive a paper copy in time for voting before the Meeting, your request should be received by September 5, 2023.

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